November 26, 2018

Krishna Shivram
Chief Executive Officer and Director
Sentinel Energy Services Inc.
700 Louisiana Street, Suite 2700
Houston, Texas 77002

       Re: Sentinel Energy Services Inc.
           Registration Statement on Form S-4
           Filed November 14, 2018
           File No. 333-228366

Dear Mr. Shivram:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed November 14, 2018

Questions And Answers About The Proposal, page 1

1. We note your disclosure that your initial shareholders will be able to approve the domestication proposal without the vote of any other shareholder. Please revise your disclosure to clarify whether your initial shareholders have indicated their intent to approve the domestication proposal.
The Organizational Documents Proposals, page 22

2. We note your disclosure elsewhere in the filing that you are seeking to effect the domestication proposal principally for tax-related reasons, and independently of the proposed business combination with Strike. To the extent the organizational documents proposals are related to the domestication proposal or proposed business combination with
 Krishna Shivram
Sentinel Energy Services Inc.
November 26, 2018
Page 2
      Strike, please revise to disclose this fact. In this regard, we note the proposed bylaws of
      Strike, Inc., included as Annex C.
Where You Can Find More Information; Incorporation By Reference, page 59

3. Please incorporate by reference your current report on Form 8-K, filed November 9,
      2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after "the date of the initial registration statement and prior to effectiveness" will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation
      123.05.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Lisa Kohl, Legal
Branch Chief, at (202) 551-3252 with any questions.



                                                             Sincerely,
FirstName LastNameKrishna Shivram
                                                             Division of
Corporation Finance
Comapany NameSentinel Energy Services Inc.
                                                             Office of Consumer
Products
November 26, 2018 Page 2
cc:       Elliott Smith
FirstName LastName